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August 20, 2007

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

> RE: Wolters Kluwer N.V.: Information Furnished Pursuant
> to Rule 12g3-2(b) Under the Securities Exchange Act
> of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in
connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated
under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please
find attached a copy of the press release issued by the Company on August 20, 2007.

This information is being furnished under paragraph (b)(1)(i) of Rule
12g3-2 under the Exchange Act with the understanding that such information and
documents will not be deemed "filed" with the Commission or otherwise subject to
the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of
the Company at +31 20 60 70 400 if you have any questions regarding the
enclosures.

PROCESSED
AUG.2 3 2007
THOMSON
FINANCIAL

Robert M. Chilstrom /H.o./
Robert M. Chilstrom

cc: Maarten Thompson

 Wolters Kluwer

PRESS RELEASE

Contact: Caroline Wouters   Kevin Entricken
              Vice President,   Vice President,
              Corporate Communications   Investor Relations
              Wolters Kluwer nv   Wolters Kluwer nv
              + 31 (0)20 6070 459   + 31 (0)20 6070 407
              press@wolterskluwer.com   ir@wolterskluwer.com

Wolters Kluwer Share Buy-back Program
Update August 13-17

Amsterdam (August 20, 2007) - Wolters Kluwer, a leading global information services and publishing company, today announces that in line with the launch of its €475 million share buy-back program on June 15, 2007, the company has repurchased 1,858,409 ordinary shares in the period August 13 until August 17, 2007.

Shares were repurchased at an average price of €21.19 for a total amount of €39.4 million. For detailed information on the daily repurchased shares, see the Wolters Kluwer website at
http://www.wolterskluwer.com/WK/Investors/Share+Information/Share+Buy-back+Program/

The total number of shares repurchased under this program to date is 12,462,756 ordinary shares for a total consideration of €275.8 million.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has annual revenues (2006) of €3.4 billion, employs approximately 18,450 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

